CONSENT OF QUALIFIED PERSON

March 29, 2018

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Dear Sir/Madam:

Re:	Technical Report titled “NI 43-101 Technical Report, Constancia Mine Cuzco, Peru” dated March 29, 2018, with an effective date of December 31, 2017

I, Cashel Meagher, consent to the public filing of the technical report titled “NI 43-101 Technical Report, Constancia Mine Cuzco, Peru” dated March 29, 2018, with an effective date of December 31, 2017 (the “Technical Report”) by Hudbay Minerals Inc. (“Hudbay”).

I also consent to the use of any extracts from, or a summary of, the Technical Report in Hudbay’s news release and Annual Information Form, each dated March 29, 2018 (the “Disclosure Documents”).

I certify that I have read the Disclosure Documents and that they each fairly and accurately represent the information in the Technical Report for which I am responsible.

/s/ Cashel Meagher
Cashel Meagher P. Geo.
Senior Vice President and Chief Operating Officer, Hudbay